SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 15)

CHEROKEE, INC.
__________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.02 per share
__________________________________________________________________________
(Title of Class of Securities)

16444H102
__________________________________________________________________________
(CUSIP NUMBER)

Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
Suite 808
4514 Cole Avenue
Dallas, Texas 75205
Tel. No.: (214) 522-2100
__________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2002
__________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP No. 16444H102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Value Partners, Ltd. - 75-2291866
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,453,469*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,453,469*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,469*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 16444H102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ewing & Partners - 75-2741747
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 16444H102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Timothy G. Ewing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,077
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 41,077
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,077*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON IN

          *But see Item 5

Amendment No. 15 to SCHEDULE 13D

          This Amendment No. 15 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.02 per share ("Common Stock"), of Cherokee, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on February 6, 1995, and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

Item 4.          Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Value Partners beneficially owns 1,453,469 shares of Common Stock. Value Partners has acquired all 1,453,469 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

          Ewing acquired the 31,077 shares of Common Stock owned directly by him solely for his personal investment purposes. On June 14, 1999, Mr. Ewing was granted options from the Issuer to purchase 5,000 shares of Common Stock at a price of $8.00 per share. These options are immediately exercisable and will expire June 14, 2009. On May 31, 2000, Mr. Ewing was granted options from the Issuer to purchase 5,000 shares of Common Stock at a price of $7.0625 per share. These options are immediately exercisable and expire May 31, 2010. Thus, Ewing beneficially owns 41,077 shares of Common Stock. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by him.

          Except as set forth above, none of Value Partners, Ewing and Ewing & Partners has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest In Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

          (a)    As of the date hereof, Value Partners beneficially owns 1,453,469 shares of Common Stock, which represents 17.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 1,453,469 shares of Common Stock by (ii) 8,163,405 shares of Common Stock outstanding as of March 27, 2002, based upon the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 3, 2002. As of the date hereof, Ewing beneficially owns 41,077 shares of Common Stock, which represents 0.5% of the Issuer's outstanding shares of Common Stock.

          (b)    Value Partners has the sole power to vote and dispose of the 1,453,469 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 1,453,469 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 1,453,469 shares of Common Stock owned by Value Partners. Ewing may also direct the vote and disposition of 41,077 shares of Common Stock beneficially owned by Ewing.

          The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,453,469 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

          (c) During the past 60 days, Value Partners effected the following transactions in the Common Stock:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)*

04/05/02	Sell	100	$15.30
04/08/02	Sell	5,500	$15.45
04/09/02	Sell	13,600	$15.29
04/10/02	Sell	12,000	$15.26
04/11/02	Sell	7,100	$15.20
04/12/02	Sell	129,400	$15.25
04/15/02	Sell	2,000	$16.00

                    *Price per share includes any broker's commissions.

          (d)    Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

          (e)    Not applicable.

Item 7.          Material to be filed as Exhibits

Exhibit 5	Joint Filing Agreement dated October 30, 2000 between Value Partners, Ewing & Partners and Ewing.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          April 22, 2002

VALUE PARTNERS, LTD.

By:	EWING & PARTNERS
as General Partner

	By:	/S/ TIMOTHY G. EWING _______________________________ Timothy G. Ewing as Managing Partner

EWING & PARTNERS

By:	/S/ TIMOTHY G. EWING ____________________________________ Timothy G. Ewing as Managing Partner

/S/ TIMOTHY G. EWING __________________________________________ Timothy G. Ewing